Leju Holdings Limited

Level G, Building G, No.8 Dongfeng South Road

Chaoyang District , Beijing 100016

The People’s Republic of China

November 3, 2022

VIA EDGAR

Mr. Wilson Lee

Mr. Eric McPhee

Mr. Pam Long

Mr. Shih-Kuei Chen

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leju Holdings Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
File No. 001-36396

Dear Mr. Lee, Mr. McPhee, Mr. Long and Mr. Chen,

This letter sets forth the Company’s responses to the comments contained in the letter dated October 25, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 13, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 3

1.	We note your response to prior comment 4. Please revise your definition of “we,” “us,” etc. so that it does not include the VIEs when you describe your operations. As noted in the comment, you should refrain from using these terms when describing activities or functions of a VIE. Instead you should use terms that distinguish the VIEs. In addition, the definition appears inconsistent with your supplemental response wherein you state that you will refrain from using these terms when describing activities or function of the VIEs.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in grey shade), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 1:

•	“Leju” are to Leju Holdings Limited~~,~~;

•	“variable interest entities” or “VIEs” are to Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, and their respective subsidiaries. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Investors are purchasing an interest in Leju Holdings Limited, a Cayman Islands holding company with no operations of its own. Leju Holdings Limited does not have any equity ownership in the variable interest entities;

•	“we,” “us,” “our company,” or “our” are to Leju Holdings Limited and its subsidiaries~~, and, in the context of describing our operations and consolidated financial information, our consolidated variable interest entities in China (each a consolidated variable interest entity), including but not limited to Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, and their respective subsidiaries;~~. We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries;

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

November 3, 2022

Page 3:

Our Holding Company Structure and Contractual Arrangements with ~~our~~ the ~~Consolidated~~ Variable Interest Entities

Leju Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in ~~its consolidated~~ the variable interest entities. We conduct our operations primarily through our PRC subsidiaries and ~~our consolidated~~ the variable interest entities (including ~~our~~ the variable interest entities~~, or VIEs,~~ and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate part of our business through ~~our consolidated~~  the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, ~~our consolidated~~ the variable interest entities and their shareholders to conduct ~~control~~ the business operations of ~~our consolidated~~ the variable interest entities. Revenues contributed by ~~our consolidated~~  the variable interest entities accounted for ~~99.9%,~~ 99.9% ~~and~~, 99.9% and       % of our total revenues for the years of ~~2019,~~ 2020 ~~and~~, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Leju Holdings Limited~~,~~ and its subsidiaries~~, and, in the context of describing our operations and consolidated financial information, our consolidated variable interest entities in China, including but not limited to Beijing Leju, Leju Hao Fang, or Beijing Jiajujiu, and their respective subsidiaries.~~ Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company~~, and~~; by investing in Leju’s ADSs, they do not, and may never, have direct or indirect interest in ~~our consolidated~~ the variable interest entities in China.  The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Leju is a holding company with no operations of its own. We do not have any equity ownership in the variable interest entities.

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the variable interest entities, and make necessary revisions throughout its future 20-F filings.

2.	We note your response to comment 8. Please revise your disclosure on pages 5 and 6 to also discuss whether the restrictions on foreign exchange will affect your ability to transfer cash to U.S. investors.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in grey shade), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 5-6:

Cash and Asset Flows through Our Organization

. . .

Under PRC laws and regulations, our PRC subsidiaries and ~~consolidated~~ the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of  ~~our consolidated~~ the  variable interest entities in which we have no legal ownership, totaling ~~$40.7 million,~~ $52.9 million ~~and~~, $42.1 million and $      million as of December 31, ~~2019,~~ 2020 ~~and~~, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the variable interest entities to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the variable interest entities in China may not be available to fund operations or for other use outside of China, such as the payments of dividends to U.S. investors, due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries and ~~consolidated~~ the variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements~~.~~” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

November 3, 2022

Under PRC law, Leju Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to ~~our PRC~~ the ~~consolidated~~ variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, ~~2019,~~ 2020 ~~and~~, 2021 and 2022, Leju Holdings Limited extended loans with outstanding principal amount of ~~RMB40.0 million,~~ RMB40.0 million ~~and~~, RMB40.0 million and $       million, respectively, to our intermediate holding companies and subsidiaries, and ~~our consolidated~~  the variable interest entities received ~~RMB40.0 million,~~ RMB40.0 million ~~and~~, RMB40.0 million and $       million as capital or investment, respectively. Furthermore, cash transfers from Leju to our PRC subsidiaries and the variable interest entities are subject to PRC governmental control on currency conversion. As a result, the funds held by Leju may not be available to fund the operations of our PRC subsidiaries or the variable interest entities in China. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

3.	We note your response to comments 5 and 6. In footnote 2 to the diagram, you refer to your "effective control" of Beijing Leju, Leju Hao Fang and Beijing Jiajujiu through contractual arrangements. As requested in comment 6, please refrain from implying that the contractual agreements are the equivalent to equity ownership in the business of the VIEs. Any references to control should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Please revise footnote 2 accordingly.

In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4.C. Information of the Company—Organizational Structure,” including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, on pages 79-80 of the 2021 Form 20-F and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

In addition, the Company respectfully proposes to revise the disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in grey shade), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 79-80:

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

November 3, 2022

Notes:

(1)        Omnigold Holdings Ltd. is currently 84% owned by Branco Overseas Ltd., 10% owned by Lead Spriti Management Ltd and 6% owned by Cando Management Limited. Lead Spriti Management Ltd is wholly owned by an independent third party. Cando Management Limited is wholly owned by an employee of our company.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

November 3, 2022

(~~1~~2)     Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, is a variable interest entity established in China in 2008 and is currently 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Yinyu He, and each of Shanghai Leju Hao Fang Information Service Co., Ltd., or Leju Hao Fang and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a variable interest entity established in China in 2011 and is currently 70% owned by Mr. Yinyu He and 30% owned by Mr. Weijie Ma. Through a series of contractual arrangements, ~~We effectively control~~ Beijing Leju, Leju Hao Fang and Beijing Jiajujiu ~~through contractual arrangements.~~ are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Leju nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities. See more information below in this section. The registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin and Beijing Maiteng contains the business of development of computer software, which falls in the encouraged category for foreign investment in the currently effective Foreign Investment Industrial Guidance Catalogue. The registered business scope of each of City Rehouse and all its subsidiaries contains the business of real estate brokerage service, which was removed from the restricted category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. Therefore, the business of real estate brokerage service now fall in the permitted category for foreign investment under PRC law, along with the other businesses listed in the registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and City Rehouse and all its subsidiaries, which are not listed in the new Foreign Investment Industrial Guidance Catalogue. City Rehouse, Shanghai Leju Hao Fang, Beijing Leju and Beijing Jiajujiu, wholly owned 13, 3, 64 and 2 subsidiaries, respectively.

4.	We note the additional disclosure you have provided in response to comment 7. Please revise to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied, as requested in the comment. In addition, if you believe you have received all requisite permissions or approvals, please indicate your basis for this belief.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in grey shade), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 4 to 5:

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and ~~consolidated~~  the variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Leju Hao Fang, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business, and the business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. In addition, Beijing Leju, Leju Hao Fang and/or Beijing Jiajujiu and their respective subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses. As advised by our PRC counsel, Fangda Partners, except for internet publication licenses and licenses for online transmission of audio-visual programs, we believe our PRC subsidiaries and the variable interest entities have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations. ~~our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of Leju, its PRC subsidiaries and consolidated variable interest entities in China, including, among others, the value-added telecommunications business operating license with the approved business scope of “internet information service” and the filing with the real estate administrative authority for our real estate agency and brokerage businesses, and also given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we are required and may further be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.”~~

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

November 3, 2022

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the variable interest entities (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel, Fangda Partners, has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, for public comments, according to which, the issuer or its affiliated major domestic operating company, as the case may be, shall file with the CSRC and report the relevant information for its follow-on offshore offering and other equivalent offshore offering activities. As of the date of this annual report, the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies ~~aforementioned draft provisions~~ have not been adopted and there still exists substantial uncertainties surrounding the CSRC requirements at this stage.  As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. According to a Q&A released on CSRC’s official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings, including new initial public offerings and refinancing by existing overseas listed Chinese companies. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Based on the Q&A, we were advised by our PRC Counsel, Fangda Partners, that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC. ~~The approval of or report and filing with the CSRC, or other governmental authorities may be required in connection with our future offshore offerings, and, if required~~, we cannot assure you that ~~predict if~~ we will be able to comply with them. ~~obtain such approval or complete such report and filing process.~~

If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The approval of or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting process.”

*              *              *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 5895 1180 or chenglilan@ehousechina.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Li-Lan Cheng
Li-Lan Cheng
Acting Chief Financial Officer

cc:	Yinyu He, Chief Executive Officer, Leju Holdings Limited

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kai Yu, Partner, Yu Certified Public Account, P.C.